Consent of Independent Registered Public Accounting Firm

We consent to the use of our report, dated February 26, 2021, with respect to the financial statements and financial highlights of Needham Growth Fund, Needham Aggressive Growth Fund and Needham Small Cap Growth Fund, each a “Portfolio” of The Needham Funds, Inc., as of December 31, 2020, incorporated by reference.

/s/ KPMG LLP
New York, New York
May 23, 2022